UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission file number: 001-38170

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NEWATER TECHNOLOGY, INC.

(Registrant’s name)

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c/o Yantai Jinzheng Eco-Technology Co., Ltd.
1 Ruida Road, Laishan District, Yantai City
Shandong Province
People’s Republic of China 264003

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2019 annual shareholder meeting. A copy of the proxy statement is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Proxy Statement for 2019 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.
	By:	/s/ Yuebiao Li
Yuebiao Li Chairman and Chief Executive Officer
Dated: September 18, 2019